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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 8-A/A
                                 AMENDMENT NO. 6




                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                             SUN MICROSYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                                                 94-2805249
(State of Incorporation)                                     (I.R.S. Employer
                                                          Identification Number)

  901 SAN ANTONIO ROAD
 PALO ALTO, CALIFORNIA                                             94303
 (ADDRESS OF PRINCIPAL                                           (ZIP CODE)
  EXECUTIVE OFFICES)


                      -------------------------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

  Title of each class                             Name of each exchange on
  to be so registered                      which each class is to be registered

        NONE                                               NONE

        Securities to be registered pursuant to Section 12(g) of the Act:
                              SHARE PURCHASE RIGHTS
                                (Title of Class)

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ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

            On April 26, 1989, the Board of Directors of Sun Microsystems, Inc. (the "Company") declared a dividend of one share purchase right (a "Right") for each outstanding share of Common Stock, $0.00067 par value (the "Common Shares"), of the Company. The dividend was paid on May 26, 1989 (the "Record Date") to stockholders of record as of the close of business on that date, and Rights have been issued in connection with all Common Shares issued since that date. The description and terms of the Rights are set forth in a Second Amended and Restated Shares Rights Agreement dated as of February 11, 1998 between the Company and BankBoston, N.A., as Rights Agent (the "Amended Rights Agreement"). After the Distribution Date (defined below), each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock (as may be adjusted pursuant to the terms set forth in the Amended Rights Agreement) at a price of $300.00 (the "Purchase Price"). The Purchase Price is subject to adjustment from time to time as a result of certain events set forth in the Amended Rights Agreement.


            The following is a general description only and is subject to the detailed terms and conditions of the Amended Rights Agreement. A copy of the Amended Rights Agreement, including the form of Rights Certificate and a Summary of Terms are attached hereto as Exhibit 2.1 to this Registration Statement.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

            The Rights will not be exercisable until the Distribution Date. Certificates for the Rights ("Rights Certificates") have not been, and until after the Distribution Date will not be, sent to stockholders. Until after the Distribution Date, Rights will remain attached to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date evidence the Rights related thereto, and Common Share certificates issued after the Record Date contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of or after the Record Date, even without notation or a copy of the Summary of Terms being attached thereto, also constitutes the transfer of the Rights associated with the Common Shares represented by such certificates.

DISTRIBUTION DATE

            The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by the Board of Directors, unless a majority of the Board of Directors has been replaced by stockholder action by written consent) following a public announcement (which for purposes of this definition shall include, without limitation, a report filed pursuant to
Section 13(d) under the Exchange Act, except as set forth below) by the Company or an Acquiring Person that an Acquiring Person has become such, provided that, if such person is determined not to have become an Acquiring Person pursuant to the definition of Acquiring Person below, then no acquisition shall be deemed to have occurred or (ii) 10 business days (or such later date as may be determined by the Board of Directors, unless a majority of the Board of Directors has been replaced by stockholder action by written consent) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of


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which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

            "Acquiring Person" shall mean any person who or which, together with all affiliates and associates of such person, shall be the beneficial owner of 10% or more of the Common Shares then outstanding, but shall not include the Company. No person shall become an "Acquiring Person" if as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to 10% or more of the Common Shares of the Company then outstanding; provided, however, that if a person shall become the beneficial owner of 10% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such purchases by the Company, become the beneficial owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such person shall be deemed to be an "Acquiring Person" unless upon becoming the beneficial owner of such additional Common Shares of the Company such person does not beneficially own 10% or more of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, no person shall become an "Acquiring Person" if
(i) the Company's Board of Directors determines that such person would have become an "Acquiring Person" inadvertently but for the operation of this sentence and such person divests a sufficient number of shares so that such person would no longer be an "Acquiring Person" promptly and (ii) such person was the beneficial owner of 10% or more of the Common shares outstanding as of February 11, 1998, unless and until such Person becomes the beneficial owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the beneficial owner of such additional Common Shares, such person is not then the beneficial owner of 10% or more of the Common Shares then outstanding.

            In addition, notwithstanding the foregoing, a person or group of affiliated or associated persons who (i) acquires or obtains the right to acquire beneficial ownership of 10% or more but less than 20% of the Common Shares then outstanding, and (ii) files a Schedule 13G rather than a Schedule 13D in accordance with Section 13(d) or Rule 13(d)(1) of the Exchange Act with respect to such Common Shares shall not be deemed to have acquired "beneficial ownership" of such Common Shares for purposes of the Amended Rights Agreement and therefore, will not be deemed to be an "Acquiring Person" under the Amended Rights Agreement, but only for so long as such person or group beneficially owns less than 20% of the then outstanding Common Shares or is not otherwise required to file a Schedule 13D under the Exchange Act, as may be determined by the Board of Directors.

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

            As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. Unless otherwise specified by the Board of Directors at the time of issuance, all Common Shares issued after the Record Date but prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if


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such shares are issued (i) upon the conversion of securities issued after adoption of the original Common Shares Rights Agreement (dated as of May 15,
1989) or (ii) pursuant to the exercise of stock options or under employee benefit plans or pursuant to the conversion of the Company's outstanding convertible subordinated debentures, or (iii) in any other case, if deemed necessary or appropriate by the Board of Directors, unless such issuance would result in (or create a risk of) such options, plans or debentures failing to qualify for otherwise available special tax treatment or appropriate adjustment shall otherwise have been made in lieu of the issuance thereof. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) February 11, 2008 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

INITIAL EXERCISE OF THE RIGHTS

            Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $300.00 per Right, one one-thousandth of a share of Series A Participating Preferred Stock.

PROTECTION AGAINST CERTAIN ACQUISITIONS NOT NEGOTIATED WITH THE BOARD OF DIRECTORS; RIGHT TO BUY COMMON SHARES AT HALF PRICE

            Unless the Rights are earlier redeemed or exchanged, in the event that a person becomes an "Acquiring Person" then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of the event set forth above until the Distribution Date.

            In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares into which the Rights would have been exchangeable under this provision or as described below.

PROTECTION AGAINST CERTAIN UNFAIR TWO-STEP OR COERCIVE TRANSACTIONS; RIGHT TO BUY ACQUIRING COMPANY STOCK AT HALF PRICE

            Similarly, unless the Rights are earlier redeemed or exchanged, in the event that, after the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company's outstanding Common Shares are changed or exchanged for stock or assets of another person or (ii) 50% or more of the Company's consolidated assets or earning power is sold (other than in transactions in the ordinary course of business), proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.


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EXCHANGE PROVISION

            At any time after the acquisition by an Acquiring Person of beneficial ownership of 10% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

ADJUSTMENTS TO PREVENT DILUTION

            The Purchase Price payable, the number of Rights and the number of Series A Participating Preferred Stock or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Amended Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

REDEMPTION

            At any time on or prior to the close of business on the earlier of
(i) ten days (or such later date as may be determined by the Board of Directors) after the accumulation of beneficial ownership of 10% or more of the Company's shares by a single acquiror or group or (ii) the Final Expiration Date of the Rights, the Company, may redeem the Rights in whole, but not in part, at a price of $.0l per Right ("Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Notwithstanding the foregoing, in the event that a then-majority of the Company's Board of Directors is elected by written consent then until the 180th day following such election, the Rights may not be redeemed if the redemption would have the effect of facilitating certain acquisitions of the Company.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF AMENDED RIGHTS AGREEMENT

            The provisions of the Amended Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Amended Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Amended Rights Agreement; provided however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. Notwithstanding the foregoing, in the event that a then-majority of the Board of Directors of the


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Company is elected by stockholder action by written consent, then until the
180th day following the effectiveness of such election, the Amended Rights Agreement shall not be supplemented or amended in any manner reasonably likely to have the purpose or effect of facilitating certain acquisitions of the Company.

CERTAIN ANTI-TAKEOVER EFFECTS

            The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors and its stockholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 10% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

            The Rights are not intended to prevent a takeover of the Company on appropriate terms and will not do so. Subject to certain exceptions discussed above, the Rights may be redeemed by the Company at $.01 per Right within ten days (or such later date as may be determined by the Board of Directors) after the accumulation of beneficial ownership of 10% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

            Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

            However, the Rights may have the effect of rendering an acquisition more difficult or discouraging an acquisition of the Company in a manner deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.



ITEM 2.     EXHIBITS.

1.          Form of rights certificate (see Exhibit B of Exhibit 2.1 below).

2.1. Second Amended and Restated Shares Rights Agreement dated as of February 11, 1998.

2.2.        Certificate of Designations of Registrant (see Exhibit A of
            Exhibit 2.1 above).


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                                   SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

February 11, 1998                        SUN MICROSYSTEMS, INC.


                                         By: /s/ MICHAEL H. MORRIS
                                             -----------------------------
                                             Michael H. Morris, Vice President,
                                             General Counsel and Secretary



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                                  EXHIBIT INDEX

EXHIBIT NUMBER

1.             Form of rights certificate (see Exhibit B of Exhibit 2.1 below).

2.1. Second Amended and Restated Shares Rights Agreement dated as of February 11, 1998.

2.2.           Certificate of Designations of Registrant (see Exhibit A of
               Exhibit 2.1 above).


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